Exhibit 99.1

For Immediate Release

Contacts:

For United Community Financial Corp.:

Gary Small, 330-742-0655

President and Chief Executive Officer

For Ohio Legacy Corp.:

Rick Hull, 330-244-2985

President and Chief Executive Officer

United Community Financial Corp. to Expand Akron and Canton Ohio Presence with

Agreement to Acquire Ohio Legacy Corp.

Youngstown, OH, September 8, 2016 – United Community Financial Corp. (“United Community” or the “Company”) (NASDAQ: UCFC), a $2.1 billion financial services institution headquartered in Youngstown, Ohio, parent of The Home Savings and Loan Company, and Ohio Legacy Corp. (“Ohio Legacy”) (OTC Pink: OLCB), jointly announced today that they have entered into a definitive agreement and plan of merger pursuant to which UCFC will acquire Ohio Legacy, parent of Premier Bank & Trust. Based on United Community’s closing price as of September 7, 2016, the transaction is valued at approximately $18.00 per Ohio Legacy common share or approximately $40.3 million in the aggregate.

Premier Bank & Trust is headquartered in North Canton, Ohio, has approximately $320 million in total assets and operates four full-service banking centers located in North Canton, Fairlawn and St. Clairsville, Ohio as well as a full-service wealth management and trust division.

As a result of the merger, it is anticipated that United Community and Home Savings will add Ohio Legacy’s current Chairman, Louis Altman, to each of its Board of Directors. In addition, Rick Hull, Ohio Legacy’s President & CEO, and Denise Penz, Ohio Legacy’s Executive Vice President & COO, will join Home Savings as Regional President and Head of Wealth Management, respectively.

Gary Small, President & CEO of United Community stated, “We are very pleased to be partnering with Premier Bank & Trust and expanding our presence in Canton, Akron and St. Clairsville. Premier’s strengths fit perfectly with Home Savings’ focus on commercial banking and they bring wealth management and trust capabilities we can leverage across the entire Home Savings footprint. I am looking forward to working with Rick, Denise and Lou, all of whom are great leaders and seasoned professionals, in building an outstanding banking franchise. The Premier team enjoys a well-deserved reputation in the marketplace, and we look forward to a great future together.”

Under the terms of the merger agreement, which has been unanimously approved by the Boards of Directors of both companies, holders of Ohio Legacy common stock will elect to receive either 2.736 shares of United Community common stock or $18.00 per share in cash for each share of Ohio Legacy common stock held, or a combination of the two. The transaction is subject to 50% of the shares of Ohio Legacy outstanding at close being exchanged for shares of United Community common stock and 50% of the shares being exchanged for cash consideration. Shareholder elections of United Community stock or cash may need to be adjusted accordingly. Shares of Ohio Legacy preferred stock will be deemed to convert into common shares immediately prior to the closing of the transaction. The transaction is expected to close in the first quarter of 2017, subject to approval by the shareholders of Ohio Legacy, receipt of all required regulatory approvals and fulfillment of other customary closing conditions.

The deal value equates to 140% of Ohio Legacy’s June 30, 2016 tangible book value1, 6.5% premium to core deposits, 30.6x Ohio Legacy’s last-twelve months earnings, and 8.6x Ohio Legacy’s estimated 2017 earnings (including fully phased-in cost synergies). Excluding certain one-time charges, the transaction is anticipated to be accretive to earnings per share (“EPS”) by approximately 15% in 2017. Tangible book value per common share is expected to be diluted by less than 6% at closing, with a projected earn back period of 3.9 years using the “cross-over”2 method.

Rick Hull stated, “I am very proud of what our team has been able to accomplish since our recapitalization in 2010. The opportunity to partner with Home Savings provides our team the ability to expand relationships that had been constrained because of our size, and to continue providing the exceptional personal service our clients have come to expect. Home Savings is an outstanding community institution with a strong management team focused on decisions being made by the professionals who are closest to their clients. We look forward to being a significant part of that team and building additional value for our combined shareholders and communities.”

Pursuant to the terms of the Agreement, the officers and directors of Ohio Legacy have agreed to vote all of their shares of Ohio Legacy in favor of the merger and to vote all of their interests (and those interests of their affiliates under their control) in Ohio Legacy’s largest shareholder in favor of the merger.

Raymond James & Associates, Inc. served as financial advisor to United Community and Tucker Ellis LLP is serving as legal counsel to United Community. Sandler O’Neill & Partners, L.P. served as financial advisor to Ohio Legacy and Vorys, Sater, Seymour and Pease LLP is serving as legal counsel to Ohio Legacy.

Conference Call

United Community Financial Corp. will host a conference call on Friday, September 9, 2016, at 10:00 a.m. ET., to provide an overview of the transaction and highlights. The conference call may be accessed by calling 1-877-272-7661 ten minutes prior to the start time. Please ask to be joined into the United Community Financial Corp. (UCFC) call. Additionally, a live webcast may be accessed from the Company’s website ir.ucfconline.com. Click on “Ohio Legacy Acquisition Conference Call” on our corporate profile page to join the webcast.

About United Community Financial Corp.

United Community Financial Corp. is a $2.1 billion holding company headquartered in Youngstown, Ohio. Home Savings is a wholly owned subsidiary of the Company and operates 31 retail banking offices and 12 loan production centers in Ohio, western Pennsylvania and West Virginia. Additional information on the Company, Home Savings and James & Sons Insurance may be found on the Company’s web site: ir.ucfconline.com.

[1]	Ohio Legacy’s June 30, 2016 tangible book value of $28.8 million includes $2.8 million in preferred equity that will be deemed converted to common equity prior to closing.
[2]	Calculated as the time period in which United Community’s pro forma tangible book value per share equals United Community’s projected stand-alone tangible book value per share.

About Ohio Legacy Corp.

Ohio Legacy Corp is a bank holding company with total assets of $320 million and four Premier Bank & Trust offices located in North Canton, Fairlawn and St. Clairsville, Ohio. Ohio Legacy Corp stock is quoted on the OTC Markets under the symbol OLCB. Additional financial information for the Company is available at www.ohiolegacycorp.com.

Forward-Looking Statements

This joint press release contains forward-looking statements. These forward-looking statements may include: management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory, shareholder or other approvals; statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans; statements about the benefits of the proposed merger between United Community and Ohio Legacy statements of expectation or belief; projections related to certain financial metrics; and statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that United Community or Ohio Legacy anticipates in its forward-looking statements and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in United Community’s Annual Report on Form 10-K and those disclosed in United Community’s other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility: that expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, United Community’s and Ohio Legacy’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ customers, employees and other constituents to the transaction; and diversion of management time on merger-related matters. For any forward-looking statements made in this press release or in any documents, annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. All forward-looking statements included in this press release are based on information available at the time. Forward-looking statements speak only as of the date they are made. Neither United Community nor Ohio Legacy assumes any duty or undertakes to update forward-looking statements.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information about the Transaction

Shareholders of Ohio Legacy and other interested parties are urged to read the proxy statement/prospectus that will be included in the Form S-4 registration statement that United Community will file with the SEC in connection with the merger because it will contain important information about United Community, Ohio Legacy, the merger and other related matters. A proxy statement/prospectus will be mailed to shareholders of Ohio Legacy prior to the Ohio Legacy shareholder meeting, which has not yet been scheduled. In addition, when the registration statement, which will include the proxy statement/prospectus and other related documents, is filed by United Community with the SEC, it may be obtained for free at the SEC’s website at http://www.sec.gov, on the NASDAQ website at http://www.nasdaq.com and from either the United Community or Ohio Legacy websites at http://www.ucfonline.com or at http://www.ohiolegacycorp.com.